Via Facsimile and U.S. Mail
Mail Stop 6010

	October 25, 2005


Harry Masuda
Chief Executive Officer
Human BioSystems
1127 Harker Avenue
Palo Alto, CA 94301

Re:	Human BioSystems
       	Registration Statement on Form SB-2,
      Filed October 13, 2005
Registration No. 333-128991

Dear Mr. Masua:
      This is to advise you that we have undertaken a limited review of the above referenced registration statement and have the following comments.

We and our Chief Executive Officer are the subject of SEC and Justice
Department proceedings for securities fraud.

1. You state, "the issues involved in this matter were resolved over two years ago to the full satisfaction of all investors." Please explain what this means. For example, were there restitution payments? If so, how much was repaid and to whom.

2. Please disclose when the deferred prosecution agreement was entered. Also, supplementally, provide us with a copy of your motion for a change of venue.

Liquidity and Capital Resources

3. We note the disclosure in the Liquidity subsection concerning your loan agreement with Mr. Ben David. Please explain in your filing why
Mr. Ben David was given stock certificates in connection with the transaction. Your disclosure and the loan agreement appear to indicate that certificates representing the shares you were to issue to him upon funding the loan should have been placed in escrow. Further, please state whether or not the share certificates you gave him contained legends regarding share transfer restrictions.

4. Also as to the Ben David transaction, please state how many shares
Mr. Ben David sold or transferred.

5. As to the exchange offer, please state the number of shares to which the offer pertains and the business and legal purposes for the offer. Also, state as of the most recent practicable date the number of shares that have been tendered for exchange.

6. Please state whether or not Mr. Ben David is or has been over the past two years an affiliate of the registrant or any of its current or former affiliates.

Principal Shareholders

7. We note your July 2004 sale of securities to Langley. We further note that Langley filed a report on Schedule 13G in July 2004 stating that it beneficially owned over 15% of your common stock. Please disclose Langley`s ownership in the Principal Stockholders table.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      Please contact Michael Reedich at (202) 551-3612 or to me at
(202) 551-3710.

								Sincerely,



								Jeffrey Riedler
								Assistant Director


cc:	Cathryn Gawne
	Silicon Valley Law Group
	25 Metro Drive, Suite 600
	San Jose, CA 95110




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